UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CC Neuberger Principal Holdings I

(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

G1992Y 114

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

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*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1992Y 114

1.	Names of Reporting Persons CC Neuberger Principal Holdings I Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 15,250,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 15,250,000 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,250,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 26.8% (1)(2)
12.	Type of Reporting Person (See Instructions) OO

(1)       See Item 4. These are the Issuer’s Class B ordinary shares, which will automatically convert into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-236974).

(2)       Based on on 41,400,000 shares of Class A ordinary shares, par value $0.0001, and 15,350,000 shares of Class B ordinary shares outstanding as of November 16, 2020, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 16, 2020, and assuming the conversion of all the shares of Class B ordinary shares held by CC Neuberger Principal Holdings I Sponsor LLC.

Item 1(a).	Name of Issuer CC Neuberger Principal Holdings I
Item 1(b).	Address of the Issuer’s Principal Executive Offices 200 Park Avenue, 58th Floor New York, New York 10166
Item 2(a).	Names of Persons Filing This statement is filed on behalf of each of the following persons (collectively, the “Reporting Person”): CC Neuberger Principal Holdings I Sponsor LLC;
Item 2(b).	Address of the Principal Business Office, or if none, Residence: 200 Park Avenue, 58th Floor New York, New York 10166
Item 2(c).	Citizenship See responses to Item 4 on each of the cover pages.
Item 2(d).	Title of Class of Securities Class A ordinary shares, $0.0001 par value per share.
Item 2(e).	CUSIP Number G1992Y 114
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

☐	Not applicable

Item 4.	Ownership

The responses to Items 5-11 of each of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2020, the Reporting Person may be deemed to beneficially own 15,250,000 shares of the Class B ordinary shares of the Issuer, representing 26.8% of the Issuer’s outstanding shares of Class A ordinary shares and Class B ordinary shares, based on 41,400,000 shares of Class A ordinary shares and 15,350,000 shares of Class B ordinary shares outstanding as of November 16, 2020, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 16, 2020. The shares of Class B ordinary shares are automatically convertible into the Class A ordinary shares of the Issuer at the time of the Issuer’s initial business combination, or at any time prior thereto at the option of the holder, on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-236974).

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not Applicable

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9.	Notice of Dissolution of Group Not Applicable

Item 10.	Certification Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 16, 2021	CC NEUBERGER PRINCIPAL HOLDINGS I SPONSOR LLC ,

	By:	/s/ Douglas Newton
Name: Douglas Newton
Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)